                                                                    Exhibit 4.12

                                   Banc One Leasing Corporation Tel 800 334 5422 PO Box 711085
                                   Columbus OH  43271 1085

Jerry Orler                                                    December 30, 1998
Chief Financial Officer
USA Truck, Inc.
3108 Industrial Park
Van Buren, AR  72956

Dear Mr. Orler:

We are pleased to confirm that Banc One Leasing Corporation (LESSOR) has committed to a new Lease Line of Credit for the calendar year 1999 no to exceed $12,396,497.00 to USA Truck, Inc. (LESSEE) for the type(s) of equipment as set forth below:

    New Freightliner FLD Sleeper Tractors with Detroit Diesel 12.7 series 60
                Engines to be fully described on dealer invoices

This new Commitment will expire November 15, 1999, (to be extended to year-end 1999 upon receipt of year end 1998 audited financial statements) subject to the following conditions:

          1.   The amount shall not exceed the amount committed.

          2. In LESSOR'S sole judgement, there shall not have been a material adverse change in the financial condition or business of LESSEE or any guarantor.

          3. There shall not have been a change in the Internal Revenue Code of 1986 or any regulation thereunder, which in LESSOR'S sole judgement would adversely affect the economics to LESSOR of the transaction.

          4. The obligations due under any or all Lease Schedules between BANC ONE LEASING CORPORATION and/or any or all loans with Banc One Texas, N.A.and USA Truck, Inc. shall be governed by the existing Master Lease Agreement #0198077 dated July 13, 1993as amended and shall be cross-defaulted so that a default of the terms of one schedule may, at the sole option of the LESSOR, be considered a default of the terms of any or all other schedules.

          5. At the end of each fiscal quarter tangible net worth must be more that the sum of $18,553,000 plus 50% of net profits after tax per GAAP, subsequent to March 31, 1993.

          6. "Lessee's acknowledgement that the obligations of Lessee under each schedule of the existing Master lease Agreement constitutes an "obligation" under the Credit Agreement by and between Lessee and Bank One, Texas, NA."



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USA Truck, Inc.
December 30, 1998
Page 2

If the Lease Line of Credit covered by this Commitment is not funded by November 15, 1999, this Commitment shall expire.

LEASE TERM:              42 Months

LEASE                    TERM RENT: Lessee would be required to make forty-two
                         (42) equal consecutive monthly rents, each in arrears, equal to the following Rent Factors as a percentage of Equipment Cost:

                         MONTH OF                      MONTHLY        COST OF
                         DELIVERY                    RATE FACTOR      BORROWING
                                                                      INCLUDING
                                                                      40% TRAC
                                                                      RESIDUAL
                         August, 1999                 1.724983%       4.9691%
                         September, 1999              1.720299%       4.8915%
                         October, 1999                1.717561%       4.8461%
                         November, 1999               1.713172%       4.7734%
                         December, 1999               1.708649%       4.6984%


                         Example:     $2,500,000.00   Approximate equipment cost
                                      x   .01717561   October, 1999 rate factor
                                      -------------
                                      $   42,939.03   Monthly payment

ADJUSTMENTS TO RENT:     The current Rent Factor is based upon the U.S. Treasury
                         Note Index of 4.79% (June, 2003 Treasury Note) per annum as of December 30, 1998. If the U.S. Treasury
                         Note Index increased or decreases before the funding date of a Lease Schedule, then the applicable Rent
                         Factor shall be adjusted to reflect the effect of the change in the U.S. Treasury Note Index on the original implicit rate associated with the original Rent Factor.
                         However, once a Lease Schedule is funded, the Rent
                         Factor for that Lease Schedule will remain fixed for the Lease Term.


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USA Truck, Inc.
December 30, 1998
Page 3

INDEX FOR LEASE FACTOR:  "U.S. Treasury Note Index" means the yield to maturity for 3 1/2-Year Treasuries (as defined below as published in The Wall Street Journal or if not published in The Wall Street Journal, in a comparable publication as reasonably determined by Lessor). 3 1/2-Year Treasuries means the U.S. Treasury Notes (not bills or bonds) which have a maturity month as near as possible to the month which is 3 1/2-years after the date the Lessor prepares the applicable funding documents; provided that 3 1/2-Year Treasuries shall exclude any stripped U.S. Treasury Notes and any U.S. Treasury Notes which have multiple maturity or call dates. If more than one issue of U.S. Treasury Notes has the applicable maturity month, then the U.S. Treasury Note with the highest yield to maturity shall be used to determine the Treasury Note Index.

As it becomes necessary for LESSOR to make progress payments and/or advance payments to equipment suppliers, these advances will be evidenced by an interim funding schedule and other relevant documents which are attached. There will be a documentation fee for each interim funding schedule of $375.00, plus a fee of $25.00 for each disbursement of funds. If no progress payments are required by the vendor, no interim lease schedule shall be executed.

This Commitment is subject to the terms and conditions outlined herein, contained in each Equipment Schedule, and in the Master Lease Agreement. By execution of this letter and the enclosed Master Lease, you will be agreeing to these terms. If this Commitment Letter is not received within 15 days of the above date, this Commitment is withdrawn.

On behalf of Banc One Leasing Corporation, please accept my thanks for the opportunity to be of service. Should you have any questions, please contact Shane Taylor at (214) 290-2304.

Sincerely,

/s/ MATT DONOVAN

Matt Donovan
Vice President


Acknowledged and agreed this 30th day of December, 1998.

USA Truck, Inc.
-----------------------------------
LESSEE
By:  /s/ JERRY D. ORLER
-----------------------------------
Title:  C.F.O.
      -----------------------------


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Bank One

March 12, 1999

Jerry Orler
Chief Financial Officer
USA Truck, Inc.
3108 Industrial Park
Van Buren, AR 72956


RE: Commitment Letter dated December 30, 1998


Dear Mr. Orler:

In respect to the above referenced commitment letter, this letter will serve to amend the expiration date from November 15, 1999 to December 31, 1999. All other terms and conditions remain in full force and effect.

Sincerely,

/s/ MATTHEW A. DONOVAN

Matthew A. Donovan
Vice President